Exhibit 107

Calculation of Filing Fee Tables(1)

424B2

(Form Type)

Banc of America Merrill Lynch Commercial Mortgage Inc.

(Exact Name of Registrant as Specified in its Charter)

The prospectus to which this exhibit is attached is a final prospectus for the related offering.   The maximum aggregate amount of that offering is $582,257,000.

(1)	No table is included because no filing fee pursuant to Rule 456(b) or (c) is applicable to the related offering. The maximum aggregate amount indicated above will be deducted from the $16,345,070,128 remaining amount of unsold securities included on the registrant’s current registration statement on Form SF-3 (registration no. 333-283510). After giving effect to such deduction, the remaining amount of unsold securities included on the registrant’s current registration statement will be $15,762,813,128.